Force Protection Video Equipment Corp.

140 Iowa Lane, Suite 101

Cary, NC 27511

919-780-7897

March 9, 2016

VIA EDGAR

Charlie Guidry, Staff Attorney
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Force Protection Video Equipment Corp.

Registration Statement on Form S-1

File No. 333-209623

Dear Mr. Guidry,

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Force Protection Video Equipment Corp., a Florida corporation (the “Company”) respectfully requests that the effective date for the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended, originally filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2016 be accelerated so that it will be declared effective on Friday, March 11, 2016, at 3 p.m. (Washington, D.C. time) or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

If you need anything further, please contact the undersigned Brenda Hamilton, Esq. at (561) 416-8956 of Hamilton & Associates Law Group, P.A.

Sincerely,

Force Protection Video Equipment, Corp.

/s/ Paul Feldman

Paul Feldman, Chief Executive Officer